March 31, 2015

VIA EDGAR

Ms. Sara Von Althann

Mr. Erin E. Martin

Mr. Isaac Esquivel

Mr. Jaime John

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-6010

Phone: (202) 551-3207

Re: Rose Rock Inc.

Registration Statement on Form S-1

Filed March 13, 2015

File No. 333-202071

Dear Ms. Althann, Mr. Martin, Mr. Esquivel, and Mr. John:

On behalf of Rose Rock Inc. (the “Company”), I am writing to respond to the comments set forth in the letter of the staff of the U.S. Securities and Exchange Commission (the “Staff”) dated March 25, 2015, related to the Company’s Amendment No. 1 to Registration Statement on Form S-1 (the “Amendment No. 1”). An amendment to the Company’s Amendment No. 1 has been filed simultaneously with this letter.

We have reproduced below in italics the Staff’s comments in the order in which they were set out in the Staff’s letter, numbered correspondingly, and have provided the Company’s response immediately below each comment.

Amendment No. 1

General

1.      We note your response to comment 1. We further note that there is disclosure indicating that selling shareholders may sell their shares at “prevailing market prices or in privately negotiated transactions” on pages 3, 6, 7, 16 and 17. Please revise your disclosure to make it clear that the offering price of the shares being sold must be fixed for the duration of the offering.

U.S. Securities and Exchange Commission

Division of Corporation Finance

March 31, 2015

Response: The Company has amended its Form S-1 filed with this letter as suggested.

2.      We note your response to comment 6. As currently provided, your disclosure does not present enough detail regarding your plan of operation and specific business plan. Please note that Section (a)(2) of Rule 419 defines a blank check company as a company that is issuing penny stock that is “a development stage company that has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies, or other entity.” In discussing this definition in the adopting release, the Commission stated that it would “scrutinize ...offerings for attempts to create the appearance that the registrant ... has a specific business plan, in an effort to avoid the application of Rule 419.” See Securities Act Release No. 33-6932 (April 28, 1992).

Your disclosure indicates that you are a development stage company with the principal business objective of consulting to various U.S. companies who seek to do business in China as well as Chinese companies that are looking to enter the U.S. markets. However, your disclosure shows that you had no assets as of December 31, 2014, other than cash of $7,000, no revenues, no operations and no contracts regarding the company’s proposed business. Furthermore, you are not raising any funds in this offering and have no specific plans to obtain financing. In addition, the costs of this offering are approximately $23,000. It is uncertain from your disclosure whether the company will be able to implement a business plan based on the amount of its current cash position. Furthermore, the company lacks a specific plan of operations for the next twelve months.

In view of the foregoing, it appears that your proposed business may be commensurate in scope with the uncertainty ordinarily associated with a blank check company. Accordingly, please revise your disclosure throughout your registration statement to comply with Rule 419 of Regulation C or supplementally provide a detailed explanation as to why Rule 419 does not apply to this offering. If you believe that you do not fall within the definition of a blank check company, appropriate disclosure to demonstrate your status as a non-blank check company should be included in the prospectus as well as a specific business plan. Please refer to Item 101(a)(2) of Regulation S-K.

Response: The Company has amended its Amendment No. 1 filed with this letter as suggested.

Risk factors, page 7

3. We note your disclosure, including on pages 6, 21-22 and 25 that you presently do not have enough cash on hand to complete the offering, and that you will require additional sources of cash in order to proceed with your business plan. Please include risk factor disclosure that separately addresses this risk, or advise..

Response: The Company has amended its Form S-1 in current risk factor on page 8 filed with this letter “We lack an operating history and have no profits which we expect to continue into the future. There is no assurance our future operations will result in continued profitable revenues.  If we cannot generate sufficient revenues to operate profitably, we may suspend or cease operations…” and on page 13 “At present, we do not have enough cash on hand to fund the completion of our Offering. In order to proceed with our business plan, we will have to find alternative sources of funds.”

U.S. Securities and Exchange Commission

Division of Corporation Finance

March 31, 2015

Selling Security Holders, page 15

4. We note that it appears that several of the selling shareholders may be relatives. Please note that a person is generally regarded as the beneficial owner of securities held in the name of his or her spouse and minor children. See Securities Act Release 33-4819 (Feb. 14, 1966). For each selling shareholder, please revise the table to reflect securities held in the name of a spouse or minor child as being beneficially owned by that selling shareholder. In addition, please revise accordingly the beneficial ownership table on page 28.

Response: None of the selling shareholders are related.

Directors and Executive Officers, page 26

5. We note your response to comment 8. Please revise your disclosure to name the companies referred to under the heading “Background Information about Our Officer and Director.” Refer to Item 401(e) of Regulation S-K.

Response: The Company has amended its Amendment No. 1 filed with this letter.

Undertakings, page 33

6. We note your response to comment 9. However, we are unable to find the requested undertaking set forth in Item 512(a)(5) of Regulation S-K, and therefore we reissue the comment.

Response: The Company has amended its Amendment No. 1 filed with this letter as suggested.

U.S. Securities and Exchange Commission

Division of Corporation Finance

March 31, 2015

If you have any questions or require any additional information with respect to the above, please do not hesitate to contact me at ysun123@hotmail.com or (484) 417-6665.

Very truly yours,

/s/Xingzhong Sun